Filed Pursuant to Rule 424(b)(3)
Registration No. 333-185640

NORTHSTAR REAL ESTATE INCOME II, INC.
SUPPLEMENT NO. 4 DATED JULY 9, 2014
TO THE PROSPECTUS DATED APRIL 30, 2014

This Supplement No. 4 supplements, and should be read in conjunction with, our prospectus dated April 30, 2014, as supplemented by Supplement No. 1 dated May 14, 2014, Supplement No. 2 dated June 24, 2014 and Supplement No. 3 dated July 1, 2014. The purpose of this Supplement No. 4 is to disclose:

•	the status of our initial public offering; and

•	entry into a credit facility.
Status of Our Initial Public Offering
We commenced our initial public offering of $1.65 billion in shares of common stock on May 6, 2013, of which up to $1.5 billion in shares are being offered pursuant to our primary offering and up to $150 million in shares are being offered pursuant to our distribution reinvestment plan, or DRP. We refer to our primary offering and our DRP collectively as our offering.
As of July 8, 2014, we received and accepted subscriptions in our offering for 14.5 million shares, or $144.8 million, including 0.2 million shares, or $2.2 million, sold to an affiliate of NorthStar Realty Finance Corp. As of July 8, 2014, 151.3 million shares remained available for sale pursuant to our offering. Our primary offering is expected to terminate on May 6, 2015, unless extended by our board of directors as permitted under applicable law and regulations.
Entry into a Credit Facility
On July 2, 2014, DB Loan NT-II, LLC, or DB Loan II, our indirect wholly-owned subsidiary, entered into a master repurchase agreement, or the DB facility, with Deutsche Bank, AG, or Deutsche Bank. The DB facility provides up to $100.0 million to finance first mortgage loans and senior loan participations secured by commercial real estate, as described in more detail in the DB facility documentation.
 Advances under the DB facility accrue interest at per annum rates ranging from the one-month London Interbank Offered Rate, plus a spread of 2.50% to 3.00%. The DB facility provides for advance rates of up to 75% of the value of the pledged collateral, depending on asset type and subject to adjustment. The initial maturity date of the DB facility is July 2, 2015, with four one-year extensions at our option, which may be exercised upon the satisfaction of certain conditions set forth in the DB facility documentation. The DB facility will act as a revolving credit facility that can be paid down and subsequently re-drawn.
 In connection with the DB facility, we and our operating partnership, or, together, the guarantors, entered into a limited guaranty, or the guaranty, under which the guarantors agreed to guaranty DB Loan II's payment and performance obligations under the DB facility. Subject to certain exceptions, the maximum liability under the guaranty will not exceed the greater of (A) (i) 25% of the financed amount secured by stabilized loans plus (ii) 100% of the financed amount secured by transitional loans and (B) the lesser of (i) $12.5 million and (ii) the aggregate financed amount secured by all loans financed under the DB facility.
 The DB facility and guaranty contain representations, warranties, covenants, conditions precedent to funding, events of default and indemnities that are customary for agreements of these types. In addition, the guaranty contains financial covenants that require us to maintain: (i) minimum total equity, as defined in the guaranty, of $100.0 million; (ii) minimum liquidity, as defined in the guaranty, of $10.0 million; and (iii) a ratio of total borrowings to total equity of not greater than 250%. In addition, Deutsche Bank may stop making advances under the DB facility if any conditions precedent to funding are not satisfied.